Filed pursuant to Rule 433

Registration Statement No. 333-130113

January 19, 2007

Issuer Free Writing Prospectus

Dated January 19, 2007

$650,000,000

Pilgrim’s Pride Corporation

$400,000,000 7 5/8% Senior Notes due 2015

$250,000,000 8 3/8% Senior Subordinated Notes due 2017

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus supplement, dated January 12, 2007, relating to the securities offered thereby.

Pilgrim’s Pride Corporation is offering $400,000,000 of our 7 5/8% Senior Notes due 2015 (“Senior Notes”) and $250,000,000 of our 8 3/8% Senior Subordinated Notes due 2017 (“Subordinated Notes” and, together with the Senior Notes, “notes”) under an effective shelf registration statement on file with the Securities and Exchange Commission as described in our preliminary prospectus supplement dated January 12, 2007 relating to the offering.

In connection with the pricing of the notes, Pilgrim’s Pride increased the aggregate principal amount of the notes being offered from $450,000,000 to $650,000,000. This free writing prospectus includes the following information, which supplements or otherwise supersedes the corresponding parts of the preliminary prospectus supplement:

(a) a pricing term sheet setting forth the terms of the Senior Notes and Subordinated Notes; and

(b) the section of the preliminary prospectus supplement under the caption “Use of Proceeds”

You should read this free writing prospectus together with the preliminary prospectus supplement.

Pilgrim’s Pride Corporation has filed a registration statement (including a prospectus and preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the prospectus in that registration statement and other documents the company has filed with the SEC for more complete information about the company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Pilgrim’s Pride Corporation, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free at 1-888-603-5847.

Joint Book-Running Managers
LEHMAN BROTHERS		CREDIT SUISSE

Senior Co-Managers
BMO CAPITAL MARKETS	DEUTSCHE BANK SECURITIES	JPMORGAN

Co-Managers
BANC OF AMERICA SECURITIES LLC	STEPHENS INC.	STIFEL NICOLAUS

Pricing Term Sheet

7 5/8% Senior Notes due 2015

Issuer	Pilgrim’s Pride Corporation

Issue	Senior Notes

Maturity	May 1, 2015

Amount	$400,000,000

Coupon	7 5/8%

Price	100.00%

Yield to Maturity	7 5/8%

Interest Payment Dates	May 1 and November 1, commencing November 1, 2007

Call Feature	The notes will be non-callable prior to May 1, 2011, then callable beginning on May 1 of the years indicated below: 2011 at 103.813% 2012 at 101.906% 2013 and thereafter at 100.00%

Equity Clawback	Prior to May 1, 2010, the Company may redeem up to 35% of the notes with the proceeds of equity offerings at 107 5/8%

Change of Control Put Price	101%

Trade Date	January 19, 2007

Settlement Date	January 24, 2007 (T+3)

Ratings	B1/B

Underwriting discount and commission	1.673077%

Proceeds (before expenses) to Pilgrim’s Pride	$393,307,692

Book-Running Managers	Lehman Brothers, Credit Suisse

Co-Managers	BMO Capital Markets, Deutsche Bank Securities, JPMorgan, Banc of America Securities LLC, Stephens Inc., Stifel Nicolaus

CUSIP	721467 AE 8

ISIN	US721467 AE 84

8 3/8% Senior Subordinated Notes due 2017

Issuer	Pilgrim’s Pride Corporation

Issue	Senior Subordinated Notes

Maturity	May 1, 2017

Amount	$250,000,000

Coupon	8 3/8%

Price	100.00%

Yield to Maturity	8 3/8%

Interest Payment Dates	May 1 and November 1, commencing November 1, 2007

Call Feature	The notes will be non-callable prior to May 1, 2012, then callable beginning on May 1 of the years indicated below: 2012 at 104.188% 2013 at 102.792% 2014 at 101.396% 2015 and thereafter at 100.00%

Equity Clawback	Prior to May 1, 2010, the Company may redeem up to 35% of the notes with the proceeds of equity offerings at 108 3/8%

Change of Control Put Price	101%

Trade Date	January 19, 2007

Settlement Date	January 24, 2007 (T+3)

Ratings	B2/B

Underwriting discount and commission	1.673077%

Proceeds (before expenses) to Pilgrim’s Pride	$245,817,308

Book-Running Managers	Lehman Brothers, Credit Suisse

Co-Managers	BMO Capital Markets, Deutsche Bank Securities, JPMorgan, Banc of America Securities LLC, Stephens Inc., Stifel Nicolaus

CUSIP	721467 AF 5

ISIN	US721467 AF 59

Affiliates of Lehman Brothers Inc. and Credit Suisse Securities (USA) LLC, the joint-book running managers of this offering, are lenders under our bridge loan facility and holders of certain of our 9 1/4% Senior Subordinated Notes due 2013 and as such will receive most of the net proceeds of this offering, which will be used in part to repay outstanding amounts under our bridge loan facility and to repurchase those notes.

The section of the preliminary prospectus supplement entitled “Use of Proceeds” and other disclosures set forth throughout the preliminary prospectus supplement are updated to reflect (i) the increase in the size of the offering from an aggregate principal amount of notes of $450,000,000 to $650,000,000, (ii) the use of the additional proceeds to repay approximately $75,655,000 of existing subordinated indebtedness plus accrued interest and to repay approximately $102,700,000 of indebtedness under our revolving/term credit facility, (iii) the allocation of the notes to $400,000,000 of Senior Notes and $250,000,000 of Subordinated Notes and (iv) the actual interest rates of the notes instead of an assumed interest rate, and the “Use of Proceeds” section is restated to read in its entirety as set forth below:

USE OF PROCEEDS

We estimate the net proceeds to us from the sale of the notes to be $638.1 million, after deducting estimated fees and expenses. We intend to use those proceeds to repay $450.0 million of indebtedness outstanding under our senior unsecured term loan agreement with Lehman Commercial Paper Inc., as the administrative agent and a lender, Lehman Brothers Inc., as joint lead arranger and joint book-running manager, Credit Suisse Securities (USA) LLC, as joint lead arranger and joint book-running manager, and Credit Suisse Cayman Islands Branch, as syndication agent and a lender, dated as of November 29, 2006, as amended (the “Bridge Loan Agreement”), to repay $75.7 million aggregate principal amount of our 9 1/4% Senior Subordinated Notes due 2013 for an aggregate purchase price of $83.0 million plus accrued interest and to repay approximately $102.7 million of indebtedness under our revolving/term credit facility. The Bridge Loan Agreement provides for an aggregate term loan commitment of $450.0 million, which was borrowed in full as of January 3, 2007 and used to finance a portion of the purchase price for the Gold Kist acquisition. The loans under the Bridge Loan Agreement initially accrue interest at a rate per annum equal to LIBOR plus 2.75%. Loans under the Bridge Loan Agreement mature on the first anniversary of the Gold Kist acquisition. The Senior Subordinated Notes are scheduled to mature on November 15, 2013 and accrue interest at a rate of 9 1/4% per annum. The loans under the revolving/term credit facility have a final maturity on September 21, 2016. The outstanding revolving loans under the revolving/term credit facility bear interest ranging from 7.07% to 7.072% per annum. The proceeds of the revolving loans were used to finance a portion of the purchase price of the Gold Kist acquisition. See “Description of Other Indebtedness.”

Because affiliates of Lehman Brothers Inc. and Credit Suisse Securities (USA) LLC are lenders under the Bridge Loan Agreement and holders of certain of our 9 1/4% Senior Subordinated Notes due 2013, such affiliates will receive most of the net proceeds of this offering. See “Underwriting—Other Relationships/NASD Conduct Rules.”

Additional Disclosure:

The following information supplements the disclosure contained in the preliminary prospectus supplement dated January 12, 2007 under the first paragraph of each of “Description of Notes—Description of the Senior Notes—Certain Covenants—Restricted Payments” and “Description of Notes—Description of the Subordinated Notes—Certain Covenants—Restricted Payments”:

As of the date of this prospectus supplement, the Company estimates that the amount available under the preceding provisions to make Restricted Payments would be approximately $204.0 million.